

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 11, 2015

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

> **Re: AquaVenture Holdings, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2015**
> **CIK No. 0001422841**

Dear Mr. Brown:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further

comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. With respect to all third-party statements in your prospectus - such as market data by Zenith International, Global Water Intelligence and the United Nations - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Summary

5. Please disclose whether you plan to take advantage of any exemptions from NYSE's corporate governance requirements that may be available to you due to your status as a controlled company or foreign issuer, as applicable. Please also address any material risks associated with any such plan.

6. Please balance your disclosure of your strengths and strategies with a discussion of the most significant risks that you face.

Our Company, page 1

7. Please disclose that you acquired Quench in June 2014, to put your discussion of Quench's operations into context.

8. We note your statement that you offer your solutions in "North America, the Caribbean, Latin America and the Middle East." However, it does not appear that you have any operations in either Latin America or the Middle East. Please revise throughout the prospectus to clearly indicate the jurisdictions in which you operate. To the extent you continue to reference jurisdictions in which you plan to operate, provide disclosure about the extent of your plans in each jurisdiction, including whether you have entered into any agreements to operate in the jurisdiction and an anticipated timetable for when you plan to begin operations in the jurisdiction.

9. Please disclose the measure by which you are "a leading provider of Water-as-a-Service, or WAAS, solutions." Please also disclose whether this statement is based upon management's belief or some other third-party source.

10. Please provide additional disclosure about what you mean by the following terms:

- "long-term contract" (pg. 1)

- "ultra-pure water" (pg. 1)

- your "unit attrition rates" including how such rates are calculated (pg. 3).

Seven Seas Water, page 2

11. We note your reference to the approximately 3 million GPD to 13 million GPD of medium-scale global desalination plants that you believe "could benefit from [y]our ownership and operating expertise." Please clarify that these GPD figures represent global capacity, and is not representative of the market you plan to target. In this regard we note your statement that you plan on pursuing new opportunities in North America, Latin America, India and the Middle East. Please make similar revisions to your statements on page 3 about the $7 billion global medium-scale desalination market.

Our Strengths

12. Please provide the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management's belief:

- "Our long-term, service-focused model minimizes customer capital investment and system lifecycle costs, and yields long-term customer relationships." (page 5)

- "We are a leader in implementing, operating and servicing water filtration technologies, which are at the core of our water solutions." (page 5)

- "We have a reputation for quality and customer service." (page 6)

Strong Competitive Position Supported by Long-Term Customer Relationships, page 5

13. Please disclose the metric(s) by which you believe your Quench platform is "one of the largest POU-focused water service companies operating in the United States."

Significant Experience Identifying and Integrating Acquisitions, page 6

14. Please disclose the aggregate capacity of the desalination facilities acquired by Seven Seas to put this disclosure in context. Please also disclose the number of acquisitions that Quench has effected since your acquisition of Quench in June 2014, to put this disclosure into context.

Strong Financial Performance, page 6

15. Please tell us in detail your basis for disclosing annualized revenue and Cash Operating Profit or remove the disclosure. Please refer to Item 10(b) of Regulation S-K.

LLC Conversion, page 9

16. Please disclose the material terms of the LLC agreements that will govern the distribution of shares of AquaVenture Holdings N.V. to AquaVenture Holdings LLC and Quench USA Holdings LLC. Please also file these agreements as exhibits to the registration statement. Please refer to Item 601 of Regulation S-K. We may have further comment after reviewing your response.

17. Please include an organizational chart depicting your organizational structure before and after the reorganization.

18. Please revise your disclosure to describe the other assets and liabilities that will be contributed by Quench USA Holdings LLC to AquaVenture Holdings N.V. Additionally, please tell us the expected amounts of said assets and liabilities.

19. Please tell us whether there will be any changes in the income tax status of the registrant due to the LLC conversion, including whether AquaVenture Holdings N.V. will be subject to income taxes. If so, please revise your disclosure to clearly convey this to investors.

Risk Factors

Our Seven Seas Water business is depended on a small group of customers…, page 16

20. It appears that the last sentence of this risk factor addresses a separate and distinct risk. Please set forth this risk under a separate heading. See Item 503(c) of Regulation S-K.

Certain of our long-term water supply contracts under our Seven Seas business, page 20

21. Here or in your Description of Business, please disclose the percentage of contracts that require you to transfer ownership of the desalination plant to the customer. Please also tell us whether you have transferred desalination plants to customers in the past.

Our Seven Seas Water operations may be affected by tourism…, page 23

22. In Management's Discussion & Analysis, please discuss the ways your operations are affected by seasonal variations in the areas in which you operate. Please also discuss in Management's Discussion and Analysis how any seasonal variations impact your results of operations.

Certain of our water supply contracts do not contain "take-or-pay" obligations…, page 24

23. Please disclose the percentage of your total contracts that do not include the "take-or-pay" obligations.

The government of the BVI has sent us notice…, page 27

24. Please update this risk factor and include this disclosure in the Legal Proceedings section to provide the most recent status of the dispute. In this regard we note that the fifteen calendar day window to resolve the dispute amongst the parties has elapsed.

Fluctuations in interest rates may adversely impact our business…, page 30

25. Please revise this risk factor and the following risk factor to disclose whether you hedge against interest rate or foreign exchange risk.

Use of Proceeds, page 46

26. We note that a portion of the proceeds received from this offering will be used to acquire or invest in "complementary businesses." Please disclose the nature of the businesses or assets which the company may acquire and the status of any negotiations with respect to such acquisitions. Please see Instruction 6 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Operating Results

Overview, page 54

27. We note your disclosure on page 55 that you earn revenue from the "rental of coffee brewers and the sale of related consumables." If material, please disclose the percentage of your revenue attributable to these lines of business.

Key Factors Affecting Our Performance and Comparability of Results

Changes to Sales Volume, Costs of Sales and Operating Expenses, page 63

28. Please disclose the percentage of your contracts that do not have minimum customer purchase requirements.

Critical Accounting Policies and Estimates, page 67

29. Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. This discussion should supplement, but not duplicate, the description of accounting policies in the notes to the financial statements. Please quantify, where

material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. Please refer to SEC Release No. 33-8350.

Results of Operations

Comparison of the Years Ended December 31, 2013 and 2014, page 77

30. As you have disclosed material increases in revenues, please revise to provide a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In this regard, we note your disclosure on page 63 that Seven Seas' profitability is affected by changes in the volume of water delivered. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Further, please tell us whether there are any key variables and other factors that you use to manage your business that would be material to investors, necessitating disclosure. Please refer to SEC Release No. 33-8350.

31. We note your disclosure of qualitative factors impacting your results of operations. For example, you discuss several qualitative factors within your cost of revenues discussion on page 75, and selling general and administrative expenses on page 76, but do not include quantification for many of them. To the extent these factors materially affected the amount of reported income, please revise your disclosure to indicate the extent to which income was so affected. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 81

32. We note your disclosure throughout the prospectus about the capital-intensive nature of your business and your geographic and operational expansion plans. Please disclose the anticipated amount of your capital expenditures for the fiscal year ended December 31, 2015. Please also discuss how you plan to fund your geographic and operational expansion. Please refer to Item 303 of Regulation S-K.

Executive Compensation

Employment Agreements, Severance and Change in Control Agreements, page 117

33. Please define "cause" as it is used in the employment agreements of each of your officers. Please see Item 402(o)(1) of Regulation S-K.

Index to Financial Statements, page F-1

34. We note your disclosure on page 9 that AquaVenture Holdings N.V. was formed on January 29, 2014. As it will be the continuing entity and registrant upon the successful completion of the separation, please revise to include the audited financial statements of AquaVenture Holdings N.V. or tell us why you believe their exclusion is appropriate.

AquaVenture Holdings LLC

Consolidated Statements of Operations, page F-25

35. We note your disclosure in several instances, such as pages 57, 67 and F-30 that you recognize revenues for services, rental income and products. Please tell us how much revenue and related costs you have recognized, for each financial period presented, related to the sales of tangible products, income from rentals, revenue from services, and any other revenues. Please also tell us how you determined you were not required to separately state net sales of tangible products, revenues from services and income from rentals to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2) of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-28

36. We note disclosure throughout your document highlighting the financial covenants and provisions related to your debt financing arrangements that govern distributions and may limit the amount of cash transferred between you and your subsidiaries. In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X. Additionally, please tell us whether the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of your consolidated net assets as of the end of your most recently completed fiscal year, and if so, provide the disclosures and schedule required by Rules 4-08(e)(3), and 5-04 of Regulation S-X, respectively. Please refer also to Rule 12-04 of Regulation S-X. Please also confirm that there are no additional restrictions on the payment of dividends, including restrictions imposed by governmental entities.

2. Summary of Significant Accounting Policies

Trade Receivables, net, page F-29

37. As you disclose that you have recorded an allowance for doubtful accounts, please revise to include the schedule of valuation and qualifying accounts or include the information required by the schedule (including the notes thereto) in the related financial statement or

in a note thereto as required by Rule 5-04 of Regulation S-X. Please refer also to Rule 12-09 of Regulation S-X.

Revenue Recognition, page F-30

38. We note your disclosure that you record unbilled revenues when meter readings occur at a time other than month-end. Please separately disclose the amount of unbilled revenues as of each balance sheet date to the extent it is material. Please refer to Rule 5-02.3 of Regulation S–X.

39. Your revenue recognition disclosure related to the sale of water and related filtration equipment, supplies and maintenance services is very generic. In this regard, please revise your disclosure to provide more company-specific information related to the measurement of your revenue or the timing of when you meet the revenue recognition criteria.

40. We note your disclosure on page F-30 of separate revenue recognition policies for the rental of water filtration and related equipment and the sale of water and related filtration equipment, supplies and maintenance services. We also note your disclosure on page 104 that once a Quench system is installed, ongoing services requirements, including routine maintenance, repair and filter changes, are typically covered under a monthly rental agreement. Please tell us more about your rental, maintenance, and other service arrangements, including whether they are covered under one contract or separate contracts. Please also tell us whether you concluded there were multiple deliverables in your arrangements that contained more than one unit of accounting, and how consideration was measured and allocated to the separate units of accounting in the arrangements. As part of your response, please also tell us how your revenue recognition policy aligns with the guidance in ASC 605-25.

Adoption of New Accounting Pronouncements, page F-35

41. We note your adoption of the provisions of ASC 853 and reclassification of certain amounts to long-term contract costs. Please tell us if you account for the contracts related to your seawater desalination plants located in St. Maarten differently from those contracts in other locations where you operate a desalination facility in conjunction with take-or-pay agreements. We may have further comments after considering your response.

3. Business Combinations

Quench USA Holdings LLC, page F-36

42. We note your disclosure that the fair value of the Class Q and Class B shares issued to Quench USA Holdings LLC in conjunction with the acquisition were derived from

certain equity transactions with third parties that occurred before the execution of the Contribution Agreement. Please tell us in detail the dates, types, number and price of the shares exchanged with these third parties, whether the classes of shares sold were identical to or different than the Class B and Class Q shares issued, as well as any other information that will assist our understanding. Please also tell us in detail how you concluded these sales were representative of fair value citing relevant accounting literature guidance in ASC 820.

43. Given the significant number of shares issued in exchange for the assets of Quench USA Holdings LLC, in your response, please describe to us in detail your analysis and determination of the accounting acquirer in this transaction, including the criteria at ASC 805-10-55-11 through -15.

44. We note your disclosure on page F-37 that you determined the weighted average useful life of your customer relationship to be 15 years. Please tell us in detail how you determined these useful lives citing the relevant accounting literature outlined in ASC 350-30-35-1 through -5.

45. We note your disclosures on pages F-37 and F-60 related to the contingent consideration assumed in conjunction with your acquisition of the assets of Quench USA Holdings LLC. Please revise your disclosure to include an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. We refer you to the guidance in ASC 805-30-50-1(c)(3).

16. Segment Reporting, page F-63

46. You disclose that you have two reportable segments, and discuss the factors supporting your determination. Please tell us and revise your disclosure to state whether you identified any operating segments that have been aggregated into your reportable segments. An example would be if your individual desalination plants represent operating segments that you aggregated into the Seven Seas reportable segment. Please refer to ASC 280-10-50-21(a).

47. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. In this regard, based on disclosure including but not limited to pages 67, 97, 104 and F-30, you appear to earn revenue from long-term desalination services, wastewater treatment services, emergency water services, filtered water system rental, maintenance services, water and filtration equipment sales, supplies sales, coffee product sales, as well as other products and services. To the extent you determined it was appropriate to group certain products and services into groups due to their similarities, please tell us in detail why you concluded they were similar and grouping was appropriate.

48. We note your disclosure of net loss for each of your reportable segments in your segment footnote, which appears to be intended to satisfy the ASC 280-10-50-22 requirement to disclose a measure of profit or loss for each reportable segment. If our assumption is incorrect, please advise. We also note your disclosure that you record all non-direct general and administrative costs in your Seven Seas reportable segment and do not allocate these costs to the Quench reportable segment. As such, please confirm to us that your CODM evaluates the performance of your Seven Seas reportable segment using the net loss performance measure inclusive of non-direct general and administrative costs and uses the net loss exclusive of these non-direct costs for the Quench reportable segment, or tell us the measure that your CODM utilizes in assessing performance. Alternatively, if the non-direct general and administrative costs are immaterial to the periods presented please tell us as such.

49. We note your disclosure of property, plant and equipment, net and CIP by major region on page F-66, and that you did not include long-term contract costs in the disclosure. While we note your disclosure at the top of page F-67 regarding the reclassification of long-term contract costs, please tell us why you believe excluding long-term contract costs from this disclosure is appropriate. Please refer to ASC 280-10-50-41.

18. Subsequent Events, page F-67

50. We note your disclosure on page F-68 that you acquired 100% of the capital stock of Biwater (BVI) Holdings Limited. Please provide us with your calculations of the significance of this acquisition pursuant to Rule 3-05(b)(2) of Regulation S-X and whether you intend to include financial statements of Biwater Holdings Limited in your subsequent amendment.

Unaudited Pro Forma Financial Information, page F-112

51. You disclose that you did not include the effect of the Biwater acquisition as it was not considered significant. In your response, please provide us with you calculations of the significance of this acquisition pursuant to Rule 11-01(b)(1) of Regulation S-X.

Item 9. Undertakings, page II-3

52. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K. While this undertaking appears to apply only to Rule 415 offerings, the undertaking and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products